AB 3/24


14030037

SECUR[ITIES AND EXCHANGE COMM]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaieteur Investments LLC

OFFICIAL USE ONLY
145152 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
05 REGISTRATION BRANCH

90 Broad Street, Suite 1904 (No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Hayes (646)379-7052 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb, P.A.

(Name – *if individual state last, first, middle name*)

432 Park Avenue South (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/27/14

OATH OR AFFIRMATION

I, **Andrew KJ. Pernambuco**,, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Kaieteur Investments LLC**, as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Andrew KJ Pe
______________________________ Signature

CEO
______________________________ Title



____
Notary Public

RACHEL MONTANEZ
Notary Public State of New York
No. 01MO6159659
Qualified in New York County
Commission Expires January 22, 20 15

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
__ (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND INDEPENDENT AUDITORS' REPORT

KAIETEUR INVESTMENTS LLC

Year Ended December 31, 2013

TABLE OF CONTENTS

An Oath or Affirm....1

Independent Auditors' Report....2-3

Financial Statements:

Statement of Financial Condition....4

Statement of Operations and Members' Capital 5

Statement of Cash Flows....6

Notes to Financial Statements 7-9

Supplementary Information:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission....10

Schedule II - Statement of exemption from Rule 15c3-3....11

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 12-13

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT

To the Members of
Kaieteur Investments LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kaieteur Investments LLC (the "Company") as of December 31, 2013, and the related statement of operations and member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaieteur Investments LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II had been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



Certified Public Accountants

New York, NY
February 21, 2014

Kaieteur Investments LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$ 8,669
Total assets	$ 8,669

Liabilities and Members' Capital

Total liabilities	$ -
Members' Capital:	
Members' capital	$ 8,669
Total Members' Capital	8,669
Total liabilities and members' capital	$ 8,669

See accompanying notes to financial statements.

Kaieteur Investments LLC

Statement of Operations and Members' Capital

Year ended December 31, 2013

Revenue:	
Commissions	$ 160,000
Brokerage services affiliated party	5,000
Total revenue	165,000
Expenses:	
Commissions – paid to Independent Registered Representative	142,385
Registration and licensing fees	7,015
Telecommunications and Network	3,625
Professional fees	2,000
Occupancy	9,163
Email Service / Archival	2,117
Total expenses	166,305
Net Loss	(1,305)
Members' capital at December 31, 2012	9,974
Members' capital at December 31, 2013	$ 8,669

See accompanying notes to financial statements.

Kaieteur Investments LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (1,305)
Adjustments to reconcile net income to net cash used in operating activities:	
Total adjustments	-
Net cash used in operating activities	(1,305)
Cash flows from investing activities	-
Cash flows from financing activities:	-
Net decrease in cash	(1,305)
Cash - beginning of year	9,974
Cash - end of year	$ 8,669
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

Kaieteur Investments LLC

Notes to Financial Statements

(1) Organization

Kaieteur Investments LLC is a capital introduction firm specializing in matching a select group of hedge funds and funds of hedge funds with our global base of institutional and accredited individual investors. Kaieteur is a Broker-Dealer registered with the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the U.S. Securities and Exchange Commission.

Kaieteur's principals bring over 60 years' combined experience in the Capital Markets and extensive relationships throughout the world's investor and hedge fund communities to the task of matching investors with fund managers. Kaieteur thus provides access to investors and funds that are difficult to reach by other means. In conjunction with our sister company, Deniad & Company LLC, an alternative investments consultancy, Kaieteur offers a complete range of services to funds and investors, including:

- Capital introduction for funds and investors (Kaieteur)
- Consulting services for funds and fund managers (Deniad)
- Assessment of readiness to attract new investments
- Creation and refinement of business development strategies
- Improvement of Client Services capabilities

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and accrued expenses, if applicable, approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Revenue and Expense Recognition

The Company earns revenue (fees and commissions) from Capital Introduction and Solicitation activities on behalf of Hedge Funds and Fund of Hedge Funds. A 10% commission is charged to our Independent Registered Representative on Solicitation fees and retainer revenue received on his behalf. Kaieteur Solicitation Fees are earned per the particular terms of the Solicitation Agreements in force.

(e) Income Taxes

The members of Kaieteur Investments LLC, Inc. elected to be taxed as a “partnership”, as defined in the Internal Revenue Code. Such status was also elected for state tax purposes. Under this status, taxable income is passed through and taxed at the member level, rather than at the corporate level.

The Company does not record any provision for taxes or tax benefit since the entity is treated as a partnership for federal, state, local and foreign income tax purposes. The reporting of taxable income (loss) of the entity is the responsibility of the members.

(f) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Affiliate

Deniad & Company LLC is a Registered Investment Advisor and sister company of Kaieteur Investments LLC based on common ownership among the partners. Kaieteur Investments was established purely to comply with the Cash Payments Rule that forbids Investment Advisors from paying fees to anyone other than a Registered Broker Dealer. Kaieteur maintains all Solicitation Agreements and receives fees on business that comes directly from established Deniad & Company LLC relationships that were established before its existence.

Deniad has been in existence since 2004 and provides marketing and consulting services to Investment Funds with a particular focus on Hedge Funds and Private Equity Funds. The entire current fee revenue is due Deniad upon receipt and is transferred to Deniad, less a 3% commission, based on the discretion of the CFO and an established Expense Sharing Agreement that varies each quarter. Capital introduction fees paid – affiliate amounted to $0 in 2013.

Under a Broker Services Agreement, Kaieteur provides services to Deniad such as housing securities licenses, providing compliance services, providing Regulatory updates/guidance and providing proper record keeping. Deniad will pay Kaieteur an annual fee for such services with a minimum of $5,000 and a maximum of $25,000. Brokerage service fees earned in 2013 amounted to $5,000.

(4) Commitments and Contingencies

Deniad & Kaieteur maintain an established Expense Sharing Agreement that requires Kaieteur to share in the common operating expenses and pay direct expenses that are billed to Deniad. Kaieteur has no vendor relationships and no liabilities, contingent liabilities or debt other than the Shared Expenses. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. The allocation percentage is determined by the approximate amount of time spent by the partners on Solicitation activities, revenue flow and global economic conditions that affect Solicitation and Capital Introduction activities. The actual percentages are made at the discretion of the CFO.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $8,669 which was $3,669 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.

(6) Concentrations

Commissions earned during 2013 amounted to $165,000, of which $120,000 was earned from the same client, and $5,000 from affiliate Deniad & Company LLC.

(6) Subsequent Events

The Company has evaluated all other subsequent events through February 21, 2014, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

Supplemental Information

Kaieteur Investments LLC

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

December 31, 2013

Total Members' capital qualified for net capital	$ 8,669
Deductions and/or charges	-
Net capital	$ 8,669
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ -
Minimum dollar net capital requirement of broker and dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 3,669
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-
Net capital, per unaudited December 31, 2013 FOCUS report	$ 8,669
Net capital, per December 31, 2013 audited report, as filed	$ 8,669

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part IIA, as filed by the Company on January 27, 2014.

Kaieteur Investments LLC

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2013

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) for the Rule. Therefore, the following reports are not presented:

(A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

(B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members of
Kaieteur Investments LLC

In planning and performing our audit of the financial statements of Kaieteur Investments LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

New York, New York
February 21, 2014